UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of October 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

On October 12, 2012, Veolia Environnement issued the press release attached as Exhibit 99.1 hereto announcing the publication of an update to its 2011 French Registration Document, which included its interim report for the six months ended June 30, 2012 (which was furnished in a report on Form 6-K on August 7, 2012) and an updated description of the Company’s management and principal shareholders, litigation disclosure and share capital (the excerpts of which are attached as Exhibit 99.2).  Exhibits 99.1 and 99.2 hereto are hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.

Exhibit 99.1	Press release dated October 12, 2012
Exhibit 99.2	Excerpts of the Updated Registration Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 15, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer

Exhibit Index
Exhibit No.

Exhibit 99.1	Press release dated October 12, 2012
Exhibit 99.2	Excerpts of the Updated Registration Document